Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-186988

Integrys Energy Group, Inc.
Stock Investment Plan
Prospectus
Common Stock
With this Prospectus, we offer an opportunity to purchase our Common Stock, $1 par value, under our Stock Investment Plan. Participation in our Plan is open to:
(1) shareholders of record of our Common Stock;
(2) our employees or employees of one of our majority‑owned subsidiaries;
(3) our stock‑based employee benefit plans; and
(4) members of the general public, including our customers, who wish to join our Plan.
The price of each share of our Common Stock purchased under the Plan will be 100% of market value, determined as provided in the Plan. As a participant, you do not pay brokerage fees or commissions when purchasing shares under the Plan. We bear the cost of administering the Plan.
Our Common Stock is traded on the New York Stock Exchange under the symbol “TEG.” The last reported sale price of our Common Stock on May 13, 2015 was $70.59.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
The date of this amended and
restated Prospectus is
May 14, 2015
_____________

CONTENTS

GENERAL INFORMATION RESPECTING
STOCK INVESTMENT PLAN    1

THE COMPANY    2

FORWARD-LOOKING STATEMENTS    2

PURPOSES, ADVANTAGES AND
DISADVANTAGES OF PLAN, AND ELIGIBILITY
1.    What are the purposes of the Plan?    6
2.    What are the advantages of the Plan?    6

3.	Are there disadvantages to investing
under the Plan?    7

4.	Who is eligible to participate in
the Plan?    7

ADMINISTRATION

5.	Who administers the Plan? 8

PROCEDURE FOR JOINING – ENROLLMENT
AND AUTHORIZATION FORMS

6.	How and when may I enroll in
the Plan?    9

7.	What does the Initial Enrollment
Form provide?    10

8.	How do I become a participant
under the Plan if I am not an
Integrys Energy Group
shareholder or employee?     12

9.	How do I make optional cash
payments?    13

SOURCE OF SHARES – PURCHASE PRICES –
INVESTMENT PERIODS

10.	What is the source of shares
purchased under the Plan?    15

11.	How do you determine my
purchase price?    15

12.	When will you invest my funds
under the Plan?    16

13.	How many shares will you
purchase for me during each
Investment Period?    17

14.	Do I incur any fees or expenses? 17

15.	Can I withdraw or sell shares
held in my Plan account without
terminating my participation in
the Plan?    17

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16.	May I gift, transfer, or pledge
my shares held in the Plan?    19

17.	If I sell or transfer a portion of my
shares, will this terminate my
participation in the Plan or my
dividend reinvestment election?    19

18.	How and when may I terminate
participation in the Plan?    20

19.	When may I rejoin the Plan? 21

CERTIFICATES FOR SHARES –
ACCOUNTS – REPORTS

20.	Will I receive certificates for shares
purchased?    21

21.	In whose name will you maintain
accounts and in whose name
will you register certificates
when issued?    21

22.	May I transfer certificates for shares
of my Common Stock registered in
my name into a Plan account
for safekeeping?    22

23.	What reports and other information
will you send to me?    22

OTHER INFORMATION

24.	What happens if Integrys Energy Group
issues a stock dividend, declares a
stock split, or has a rights offering?    23

25.	How will my shares be voted at
meetings of shareholders?    24

26.	What is the responsibility of Integrys
Energy Group under the Plan?    24

27.	Who interprets and regulates the
Plan?    24

28.	Can you suspend, modify, or
terminate the Plan?    24

29.	Will my shares be subject to further
calls or to assessment?    25

FEDERAL INCOME TAX CONSEQUENCES    25

PLAN OF DISTRIBUTION    26

IMPORTANT CONSIDERATIONS    27

USE OF PROCEEDS    28

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WHERE YOU CAN FIND MORE
INFORMATION    28

LEGAL OPINION    30

EXPERTS    30

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GENERAL INFORMATION RESPECTING
STOCK INVESTMENT PLAN

This Prospectus describes our Stock Investment Plan. The Plan provides a simple and convenient method for purchasing additional shares of our Common Stock without incurring brokerage commissions or service charges. Please review the Prospectus carefully and retain it for future reference.
As a participant in the Plan, you have three alternatives:
Full Dividend Reinvestment. You may reinvest cash dividends on common shares you hold now and in the future by purchasing additional Common Stock at market price. You may also invest at market price optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

Partial Dividend Reinvestment. You may reinvest less than all cash dividends on common shares you hold now and in the future by purchasing additional Common Stock at market price and we will pay the remaining dividends to you in cash. As a result of the Emergency Economic Stabilization Act, which became law in 2008, if you elect partial dividend reinvestment, you must reinvest at least 10% of your dividend distribution. You may also invest, at market price, optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

Optional Cash Payments. While continuing to receive cash dividends, you may invest at market price by making optional cash payments of not less than $25 per payment nor more than $100,000 per calendar year.

You may make optional cash payments by personal check or automatic deduction from your bank account.

If you are not currently participating in the Plan and wish to do so, please complete an Enrollment Form. Beneficial owners whose shares are registered in a name other than their own (for example, in the name of a broker or bank nominee) may participate in the Plan. This can occur by having those shares transferred into their own name, or by specifically authorizing and directing their nominee to participate for their account.

If you have questions about the Plan, refer to the back cover of this booklet for information on contacting our transfer agent, American Stock Transfer & Trust Company, LLC.

To the extent required by applicable law in certain states, shares of Common Stock offered under the Plan to certain persons in those states are offered only through American Stock Transfer & Trust Company, LLC or a registered broker/dealer in those states.
THE COMPANY

We are a diversified energy holding company with regulated natural gas and electric utility operations (serving approximately 2,153,000 customers in Illinois, Michigan, Minnesota and Wisconsin), nonregulated energy operations, and an equity ownership interest in American Transmission Company LLC (a federally regulated electric transmission company with operations in Wisconsin, Michigan, Minnesota, and Illinois) of approximately 34% at December 31, 2014. Our wholly owned regulated utility subsidiaries include Wisconsin Public Service Corporation, The Peoples Gas and Light Coke Company, Michigan Gas Utilities Corporation, Minnesota Energy Resources Corporation, and North Shore Gas Company. Our other wholly owned subsidiaries include Integrys Business Support, LLC, a centralized service company; and Integrys Transportation Fuels, LLC (doing business as Trillium CNG), a nonregulated compressed natural gas fueling business.

We were incorporated under the laws of the State of Wisconsin in 1993. Our executive offices are located at 200 East Randolph Street, Chicago, Illinois 60601-6207 and our telephone number is (312) 228‑5400.

FORWARD-LOOKING STATEMENTS

In this Prospectus and in the documents incorporated by reference in this Prospectus, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of

1933, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.

Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and those identified below:

•
The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;

•
Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject;

•
The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process;

•	The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events;

•	The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;
•	The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;
•	Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;
•	The impact of unplanned facility outages;
•
The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;

•
The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecast energy use for our customers;

•
Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;

•	Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;
•	Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries' liquidity and financing efforts;
•	The ability to retain market-based rate authority;
•	The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate;

•	The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries' counterparties, affiliates, and customers to meet their obligations;
•	The ability to use tax credit, net operating loss, and/or charitable contribution carryforwards;
•	The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;
•	The risk associated with the value of goodwill or other intangible assets and their possible impairment;
•	Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets;
•	Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
•	The financial performance of American Transmission Company and its corresponding contribution to our earnings;
•	The timing and outcome of any audits, disputes, and other proceedings related to taxes;
•	The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;
•	The effect of accounting pronouncements issued periodically by standard-setting bodies; and
•	Other factors discussed in other reports we file with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise.

PURPOSES, ADVANTAGES AND DISADVANTAGES OF PLAN, AND ELIGIBILITY

1.	What are the purposes of the Plan?

The Plan has two purposes. First, it provides our shareholders, employees of our company and its subsidiaries, our stock‑based employee benefit plans, and potential investors in our company with a convenient and economical method to purchase our Common Stock and reinvest cash dividends. Second, the Plan provides us with the ability to sell our authorized but unissued shares of Common Stock (or treasury shares, if any) to participants, which will provide additional equity funds for general corporate purposes.

2.	What are the advantages of the Plan?

The advantages of the Plan include the following:

a.    You do not pay brokerage commissions, fees, or service charges in connection with purchases of shares under the Plan or for participating in the Plan.

b.    American Stock Transfer & Trust Company, LLC, which is acting as custodian for shares acquired under the Plan, or any successor custodian, or a nominee for the custodian or the participants under the Plan holds the shares purchased under the Plan in its name, and credits the shares purchased under the Plan to a separate account for each participant. This relieves you, as a participant in the Plan, of the responsibility for the safekeeping of multiple certificates for shares purchased, and it protects you against loss, theft, or destruction of stock certificates.

c.    You will receive a transaction confirmation for any optional cash payments and the resulting purchase of shares under the Plan.

d.    As long as your account is active, you will also receive a quarterly year‑to‑date investment statement reflecting transactions made to your account (shares purchased, shares withdrawn, shares transferred, and shares deposited for safekeeping).

e.    Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to your account. You are credited with dividends on both the full and fractional shares held under the Plan.

3.	Are there disadvantages to investing under the Plan?

Disadvantages of the Plan include the following:

a.    You have no control over the price, and, in the case of Common Stock purchased or sold in the open market, the time at which such shares are purchased or sold for your account. Be aware that the price of our Common Stock may rise or fall during the period between requesting a purchase or sale and the actual purchase or sale. You bear the market risk associated with fluctuations in the price of our Common Stock pending completion of a purchase or sale of shares for your account.

b.    No interest will be paid on funds held for you pending investment under the Plan.

c.    There are only two Investment Periods each month. We must receive optional and initial cash investments on or before the 3rd day or the 18th day of the month to be invested during the Investment Periods in that month. The Investment Periods generally commence on or about the 5th and the 20th days of the month. Purchases may be made over a period of several days in the case of open market purchases. Monies received after the cutoff date will be held until the next Investment Period.

4.	Who is eligible to participate in the Plan?

You are eligible to participate in the Plan, provided that:

a. you meet the requirements for participation described under Question 6 below; and

b. in the case of citizens or residents of a country other than the United States, its territories and possessions, participation would not violate local laws applicable to Integrys Energy Group, the Plan, or such person.

Our stock‑based employee benefit plans may also participate in the Plan.

Also, our employees and employees of our majority‑owned subsidiaries may participate in the Plan by means of payroll withholding.

If you own shares which are registered in someone else’s name (such as in the name of a broker, nominee, or trustee) and desire to participate in the Plan, you can join by either:

a. transferring those shares of Common Stock which you wish to be part of the Plan into your name, or

b. requesting the broker, nominee, or trustee to participate in the Plan on your behalf.

Your ability to make optional investments under the Plan through a broker, nominee, or trustee, however, may be limited depending upon the amount of optional investments made by the record holder for its own account or the account of other investors. Optional investments are limited to $100,000 per calendar year for each person or entity (except for our stock‑based employee benefit plans) directly participating in the Plan.

ADMINISTRATION

5.	Who administers the Plan?

Our transfer agent, American Stock Transfer & Trust Company, LLC, has been appointed by us as our agent to administer the Plan, maintain records, send statements of account to participants and perform other duties relating to the Plan, subject to our direction. American Stock Transfer & Trust Company, LLC will hold for safekeeping the shares of Common Stock acquired under the Plan for each participant until termination of participation in the Plan or receipt of a request in writing from a participant for all or part of his or her Plan shares. Shares held by the agent will be registered in the name of American Stock Transfer & Trust Company, LLC or one of its nominees, as agent for participants in the Plan. Please mail inquiries and other communications relating to the Plan to the following address:

American Stock Transfer & Trust Company, LLC
Wall Street Station
P.O. Box 922
New York, NY 10269-0560

If you would rather call, you may reach American Stock Transfer by dialing 1‑800‑236‑1551.

You can also contact American Stock Transfer via email. The email address is info@amstock.com.

You can order or download a Stock Investment Plan Prospectus and enrollment forms using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan.”

An independent securities broker-dealer registered under the Securities Exchange Act of 1934 will purchase and sell shares of our Common Stock as the agent for the participants in the Plan. We will pay or deliver dividends and optional cash payments which are to be invested under the Plan to an escrowed account maintained with a bank or as directed by the independent broker-dealer, promptly following receipt. The independent broker‑dealer will apply those funds to the purchase of our Common Stock at the next Investment Period.

We will not provide investment advice with respect to participation in the Plan.

PROCEDURE FOR JOINING –
ENROLLMENT AND AUTHORIZATION FORMS

6.	How and when may I enroll in the Plan?

You may enroll in the Plan by completing and signing an Enrollment Form. You can obtain an Enrollment Form by writing, by telephone, by email, or by downloading a form from the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Stock Investment Plan Forms.” You may also enroll in the Plan using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Enroll in the Plan.”

If you are not already a shareholder, you will become a participant after our transfer agent has received and accepted a properly completed Initial Enrollment Form together with an initial investment of not less than $100. If enrolling through the Internet, enrollment will not be complete until our transfer agent receives your initial investment of $100 or more.

If you are an existing shareholder of record, you will become a participant by completing an Authorization Form and returning it to our transfer agent. You can obtain an Authorization Form by writing, by telephone, by email, or by downloading a form from the Internet at http://www.integrysgroup.com/investor by selecting

“Stock Investment Plan” and “Stock Investment Plan Forms.”

If you authorize the reinvestment of dividends, your dividends will be reinvested beginning with the first dividend paid after the next dividend payment record date for our Common Stock following receipt of your properly completed Initial Enrollment Form or Authorization Form. Our Common Stock dividend payment record dates are normally the last business day of February, May, August, and November (these record dates are subject to change in our sole discretion).

The independent broker‑dealer will invest under the Plan an optional cash payment received on or before the 3rd day or the 18th day of any month with or after receipt of an Enrollment Form or an Authorization Form during the next Investment Period following receipt of the payment. Investment Periods generally commence about the 5th and the 20th days of each month and continue until the independent broker‑dealer is able to complete all purchases of Common Stock required to be made under the Plan for that Investment Period. An optional payment received after the 3rd day or the 18th day of any month will be invested during the second succeeding Investment Period. For example, if the payment is received on the 4th day of the month, it will not be invested until the second Investment Period of the month which generally commences on the 20th day of the month. If the payment is received on the 19th day of the month, it will not be invested until the second succeeding Investment Period meaning that it would miss the Investment Period that begins on the 20th but would be eligible for the Investment Period beginning on the 5th of the following month.

7.	What does the Initial Enrollment Form provide?

The Initial Enrollment Form authorizes us to:

a. Enroll you in the Plan.

b. Apply the initial investment and subsequent dividends or optional payments, if any, to the reinvestment provisions of the Plan.

c. To hold shares of our Common Stock for you pursuant to the Plan.

The Initial Enrollment Form also authorizes the transfer agent to work with an independent broker‑dealer to purchase shares of our Common Stock for you pursuant to the Plan. As you complete the Initial Enrollment Form, you must indicate how you wish to participate in the Plan. The following options are available:

Full Dividend Reinvestment and Optional Cash Payments. We will reinvest dividends on all shares of stock registered in your name and on all shares which are subsequently acquired. We will also reinvest dividends on all shares held in your Plan account, and you are eligible to, but are not required to, make optional cash payments (see the answer to Question 9).

Partial Dividend Reinvestment and Optional Cash Payments. We will continue to pay dividends to you in cash on the number of shares registered in your name specified by you on the Initial Enrollment Form. We will reinvest dividends on all shares held in your Plan account or all other shares registered in your name. You are eligible to, but are not required to, make optional cash payments. As a result of the Emergency Economic Stabilization Act, which became law in 2008, if you elect partial dividend reinvestment, you must reinvest at least 10% of your dividend distribution.

No Reinvestment. We will pay to you in cash dividends on shares registered in your name and on shares held in your Plan account. You are eligible to, but are not required to, make optional cash payments.

Optional Cash Payments. You may use this election in combination with any of the investment options. Under this option, we will use any optional cash payments received from you to purchase additional shares of our Common Stock under the Plan.

Automatic Investment Option. You may use this election in combination with any of the investment options. Under this option, you may authorize the deduction of payments from your checking or savings account automatically once each month, on the 3rd day of the month, by electronic means for investment in the Plan as optional cash payments. You must allow up to 30 days to initiate this feature or to make any changes in the amount or bank account from which the funds are withdrawn.

As described above, you may make optional cash payments regardless of which investment option box is checked on the Form.

If you wish to change your chosen method of participation in the Plan, you must file a new Authorization Form. Alternatively, you may make a change to your chosen method of participation in the Plan by accessing your Plan account using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Access Your Account.”

We will reduce the amount of dividends reinvested by any amount which is required to be withheld under an applicable tax or other statute.

8.	How do I become a participant under the Plan if I am not an Integrys Energy Group shareholder or employee?

If you are not a record holder of our Common Stock, you must include a minimum initial investment of at least $100 in United States dollars with your completed Initial Enrollment Form. You may make the initial investment by personal check payable to American Stock Transfer & Trust Company, LLC. Do not send cash. Alternatively, if you are enrolling by using the Internet at http://www.integrysgroup.com/investor, you have the option of having the initial investment of at least $100 withdrawn from your checking or savings account at a qualified financial institution for which you have provided your Automated Clearing House (ACH) details. Note that this option involves a verification process before the initial investment is withdrawn from your personal checking or savings account.

An initial investment may not exceed $100,000 (except for our stock‑based employee benefit plans). We will not pay interest on funds held under the Plan pending investment. Accordingly, you should transmit funds so that they reach us on or before the 3rd day or the 18th day of a month.

You may stop the investment of an initial payment (and receive a refund of that amount) by notifying our transfer agent in writing, provided that the written communication is received not later than the 3rd day or the 18th day of the month in which the initial investment is to be made. No refund of a check will be made until the funds have been collected.

9.	How do I make optional cash payments?

All Participants

Investment by Check. After you have joined the Plan; you may make an optional cash payment, which must be in United States dollars, by mailing or delivering to our transfer agent a check payable to American Stock Transfer & Trust Company, LLC. A remittance form should accompany each payment; however, you may forward the first optional cash payment without the remittance form. We will not pay interest on optional cash payments. Therefore, we recommend that you make optional payments in time to reach our transfer agent on or before the 3rd day or the 18th day of any month.

Automatic Investment Option. As an alternative to sending checks for optional cash payments, you may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option by providing the requested information on the Authorization Form, providing the necessary bank account and monthly withdrawal amount information, and submitting it, together with a voided blank check or checking or savings account deposit slip, to our transfer agent. If you prefer to complete this process online, you may elect the automatic cash withdrawal option by accessing your Plan account using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Access Your Account” and authorizing the withdrawal of cash from your checking or savings account at a qualified financial institution for which you have provided your ACH details. Note that this option involves a verification process before the initial optional cash payment is withdrawn from your personal checking or savings account.

You may change the amount of money authorized for withdrawal or terminate an automatic monthly withdrawal of funds by completing and submitting to our transfer agent a new Authorization Form, writing a letter to our transfer agent, or notifying our transfer agent by accessing your Plan account using the Internet. Our transfer agent must receive the new Authorization Form, letter, or online notification not less than 30 days before the effective date of the withdrawal.

Minimum and Maximum Amounts for Optional Cash Payments. Optional cash payments may differ in amount, and you are not obligated to make optional cash payments on a regular basis. An optional cash payment must be at least $25 per payment. Your optional cash payments, including the initial investment, may not exceed $100,000 in any calendar year (except for our stock‑based employee benefit plans). We will return to you payments of less than $25, and all amounts in excess of the $100,000 cumulative annual limitation.

Payments with Insufficient Funds. We will impose a $25 service charge for any check or other deposit for an optional cash investment returned unpaid. If the deposit is returned, we will consider the investment “void” and we will sell any shares credited to your account in anticipation of receiving the payment to cover the transaction and the service charge. The number of shares of Common Stock sold may exceed the number of shares purchased with the returned deposit due to fluctuations in the market price and to the service charge.

You may stop the investment of your optional cash payment (and receive a refund of that amount) without withdrawing from the Plan by notifying our transfer agent in writing, provided that the written communication is received by our transfer agent no later than the 3rd day or the 18th day of any month. We will not refund an optional cash payment until we have actually collected the funds.

Employee Participants

If you are an employee of ours or one of our majority‑owned subsidiaries, you may also participate in the Plan by means of payroll deduction. The $100 and $25 minimum for initial investment and optional cash payments will not apply to investments made through payroll deduction. To initiate payroll deduction, an employee must complete and submit a signed Employee Enrollment Form to Integrys Business Support – Human Resources Services and Administration (IBS – HR Services & Administration). You can obtain an Employee Enrollment Form on PowerNet or by contacting Investor Relations by dialing 1-800-228-6888 or via email at teginvestors@integrysgroup.com.

We will promptly process Employee Enrollment Forms so that the payroll deduction begins as soon as possible. We will deduct the amount authorized from each of your paychecks. Our transfer agent will invest all amounts deducted from your paycheck during the next Investment Period. We will not pay interest on funds pending investment.

You may change or discontinue payroll deduction by giving notice of the change desired to IBS – HR Services & Administration. A change or discontinuation of payroll deduction will not affect the authorization to invest amounts previously deducted.

SOURCE OF SHARES – PURCHASE PRICES – INVESTMENT PERIODS

10.	What is the source of shares purchased under the Plan?

Shares of Common Stock purchased under the Plan will be either newly issued shares or treasury shares held by us or, at our option, can be shares that the independent broker‑dealer selected by our transfer agent purchases in the open market. The primary consideration in determining the source of shares of Common Stock for purchases under the Plan will be our desire or need to increase equity capital. If we do not desire or need to raise equity funds externally, the independent broker‑dealer will purchase shares of our Common Stock in the open market for you as a Plan participant. We will not change our determination regarding the shares (that is, from issuing new shares or using treasury shares to purchasing shares in the open market) more than once in any calendar quarter. We will not exercise our right to change the source of purchases of shares of our Common Stock without a determination by our Board of Directors or our Chief Financial Officer that the need to raise additional capital has changed or that there is another valid reason for the change.

11.    How do you determine my purchase price?

Under the Plan, the price for shares we issue (or treasury shares) will be the average of the high and low prices of our Common Stock as reported in New York Stock Exchange composite transactions on the first day of the Investment Period (the 5th or 20th days of the month) in which trading of our shares occurs (or if our Common Stock does not trade on the Exchange on that date, on the next day on which trading occurs).

The price for shares purchased on the open market during an Investment Period will be the weighted average price of all shares purchased by the independent broker‑dealer during that Investment Period. We will round to three decimal places. We will pay all brokerage commissions and other fees in connection with the purchase of shares for the Plan. The prices determined as described above apply to purchases with reinvested dividends and with initial or optional cash payments.

You have no control over the price, and, in the case of Common Stock purchased in the open market, the time at which such shares are purchased for your account. Be aware that the price of our Common Stock may rise or fall during the period between requesting a purchase and the actual purchase. You will bear any risk associated with any change in the price of our Common Stock pending completion of a purchase of shares for your account.

12.	When will you invest my funds under the Plan?

Optional Cash Payments. We will make purchases for optional cash payments twice each month. We will invest funds received on or before the 3rd day or the 18th day of the month during the next Investment Period in that month (which generally commences on or about the 5th day and the 20th day of the month, respectively). Funds received after the 3rd day or the 18th day of a month will be invested during the second succeeding Investment Period. For example, if we receive the payment on the 4th day of the month, we will not invest it until the second Investment Period in the month which generally commences on the 20th day of the month.

Automatic Investment Option. If you participate in the automatic investment option, your bank will deduct your investment from your bank account and transfer it to us on the 3rd day of the month, and we will invest it in the first Investment Period each month (which normally commences on or about the 5th day of the month).

Dividend Reinvestments. We will invest dividends reinvested under the Plan on the dividend payment dates (generally March 20, June 20, September 20, and December 20; such dates are subject to change in our sole discretion) or the first business day following a payment date.

The independent broker‑dealer may begin making open market purchases prior to the applicable Investment Period and, at its discretion, may purchase the shares over a period of several days in order to minimize price fluctuations.

The independent broker‑dealer will use its best efforts to apply all initial and optional cash payments to the purchase of our Common Stock within 35 days of receipt of the funds by us and will use its best efforts to invest all dividends for the purchases within 30 days of the dividend payment date, subject to any applicable requirements of federal securities laws relating to the timing and manner of purchases of our Common Stock under the Plan. Any dividends we do not use within 30 days of their payment to buy shares of our Common Stock we shall return to you and we shall return to you any other funds not used to buy such shares within 35 days of receipt.

13.	How many shares will you purchase for me during each Investment Period?

The number of shares, including fractional shares, purchased will depend on the amount of dividends and the amount of optional cash payments, if any, which we are investing during the Investment Period and on the price of the shares determined as provided in the answer to Question 11. You cannot direct the purchase of a specific number of shares for your Plan account.

14.	Do I incur any fees or expenses?

There are no brokerage commissions, fees, or service charges for the purchase of shares under the Plan or for participating in the Plan. You will incur certain charges if you request us to sell your shares through the Plan. (See the answers to Questions 15 and 18.)

15.	Can I withdraw or sell shares held in my Plan account without terminating my participation in the Plan?

You may at any time direct us to issue certificates or sell any number of shares held in your Plan account by furnishing a written request to our transfer agent as follows:

To Receive Certificates for Shares:

Your written request must indicate the number of shares to be certificated from your Plan account. All registered owners must sign the request. In addition, certificates for shares may be requested by accessing your Plan account using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Access Your Account.”

We will register the certificates for shares withdrawn from the Plan in your name exactly as shown on the account registration. We do not require guarantees of signatures. Upon request, we can register the certificates in another manner. In that case, registered owners must sign the request and an entity participating in the Securities Transfer Agents Medallion Program must guaranty their signatures.

We will issue to you without charge certificates for shares withdrawn from the Plan. We will not issue certificates for fractions of shares under any circumstances.

If you participate in the Plan under the Full Dividend Reinvestment option, we will continue to reinvest dividends on any shares you withdraw from the Plan in certificated form. If you participate in the Plan under the Partial Dividend Reinvestment option, we will continue to remit to you dividends on the number of shares indicated on your Authorization Form. If you participate in the Plan under the No Reinvestment option, we will pay dividends on the shares you withdraw from the Plan in certificated form by check or direct deposit.

To Sell Shares:

Your request to sell shares must be in writing, must indicate the number of shares to be sold from your Plan account, and must bear the signature of all registered owners (there is no prescribed form for this request). Your request to sell shares may also be submitted at any time by accessing your Plan account using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Access Your Account.”

We will accumulate sale requests from participants and, approximately every two business days, will submit a sale request to the independent broker‑dealer on behalf of those participants. We will remit to you the proceeds of the sale, less brokerage commissions. We will allocate brokerage commissions to you based on the rate we negotiate with the independent broker‑dealer. The negotiated rate may be more or less than you would have paid if you had withdrawn the shares from the Plan and arranged to sell your shares through a broker.

Be aware that the price of our Common Stock may rise or fall during the period between requesting a sale and the actual sale. You will bear any risk associated with any change in price.

As an alternative to selling your shares under the Plan, you may withdraw your shares from the Plan, as described above, and arrange to sell your shares through your self-selected broker.

You are required to maintain a balance of one or more full shares of our Common Stock or we may terminate your Plan account. We will treat a request to sell all shares held in your account as a withdrawal from the Plan.

16.	May I gift, transfer, or pledge my shares held in the Plan?

You may transfer the ownership of some or all of your Plan shares, including shares held in safekeeping, by mailing to our transfer agent a properly executed stock assignment form, which you may obtain from the transfer agent or a financial institution, with a Medallion Signature Guarantee for all owners and a letter of instruction. You may transfer shares to new or existing shareholders.

Unless otherwise instructed, the transfer agent will retain the shares. The new participant will receive a transaction confirmation showing the number of shares transferred and total shares held in his or her Plan account.

You may not pledge your shares held under the Plan.

17.	If I sell or transfer a portion of my shares, will this terminate my participation in the Plan or my dividend reinvestment election?

If you sell or transfer a portion of your shares held under the Plan, this will not terminate your participation in the Plan with respect to your remaining shares. If you participate in the Plan under the Full Dividend Reinvestment option, we will continue to reinvest dividends on your remaining shares. If you participate in the Plan under the Partial

Dividend Reinvestment option, we will continue to remit to you dividends on the number of shares indicated on your Authorization Form (not to exceed the number of your remaining shares). If you participate in the Plan under the No Reinvestment option, we will pay dividends on your remaining shares.

You are required to maintain a balance of one or more full shares of Common Stock or we may terminate your Plan account. We will treat a request to sell all shares held in your account as a withdrawal from the Plan.

18.	How and when may I terminate participation in the Plan?

You may terminate participation in the Plan at any time by notifying our transfer agent in writing. Your notification should include instructions as to whether we are (1) to withdraw the shares from the Plan and move the shares to a book-entry account in the direct registration system unless a certificate is requested or (2) to sell the shares through the Plan. As instructed, we will withdraw whole shares and move the shares to a book-entry account in the direct registration system (unless a certificate is requested) or sell the shares as described in the answer to Question 15, under To Sell Shares. When we terminate your account, we will make a cash payment for any fractional shares remaining in the account. We will not issue a fractional share, but we will group the fractional shares with other fractional shares and sell them using the procedure for sale of whole shares described in the answer to Question 15, under To Sell Shares.

If we receive your request to terminate Plan participation not less than two days prior to when dividends would be paid (March, June, September or December), we will pay to you any dividend and any optional cash payments which would otherwise have been invested during the next Investment Period. If we receive your request to terminate Plan participation less than two days prior to when dividends would be paid (March, June, September or December), we will invest any dividend and any optional cash payments scheduled to be invested and then terminate your enrollment in the Plan. We will pay all future dividends on shares registered in your name to you.

We may terminate your participation in the Plan after mailing a Notice of Intention to Terminate to you at the address which appears on our records.

19.	When may I rejoin the Plan?

Generally, you may again become a participant at any time subject to the eligibility requirements (see answer to Question 4). However, we reserve the right to reject any Enrollment Form from a previous participant on the grounds of excessive joining and termination. Such reservation is intended to minimize administrative expenses and to encourage use of the Plan as a long-term investment service.

CERTIFICATES FOR SHARES – ACCOUNTS – REPORTS

20.	Will I receive certificates for shares purchased?

We will not automatically deliver to you certificates for shares purchased under the Plan. Unless you otherwise request, shares credited to your Plan account will be held in book-entry (meaning “uncertificated”) form. Specifically, we will credit the shares purchased for you to your Plan account and will show them on your statement of account. However, if you wish to obtain certificates for any number of whole shares credited to your account without withdrawing from the Plan, you may do so in the manner described in the answer to Question 15, under To Receive Certificates for Shares.

21.	In whose name will you maintain accounts and in whose name will you register certificates when issued?

We will maintain your Plan account in the name or names which appear on our shareholder records.

In the case of an employee who participates in the Plan only by making optional cash payments via payroll withholding, we will maintain the Plan account in the employee’s name as shown on our payroll records.

We will register certificates for shares when issued to you, in the name or names in which we maintain your account. We will issue certificates in such other name(s) as you may request as described in the answer to Question 15, under To Receive Certificates for Shares.

22.	May I transfer certificates for shares of my Common Stock registered in my name into a Plan account for safekeeping?

To provide for safekeeping, you may transfer certificates for shares of our Common Stock registered in your name into a Plan account. You should forward the certificates for those shares along with an Authorization Form to our transfer agent, American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, New York, NY 10038, with a letter instructing us to transfer the shares to your Plan account. Do not endorse the certificates.

We recommend that you send any certificates mailed to our transfer agent by registered mail and insure the certificates. We reserve the right to limit the number of shares which we will hold for safekeeping and to set minimum time periods for retention of shares under the Plan. You may sell or withdraw additional shares deposited under the Plan as described under Question 15.

We will transfer the shares of our Common Stock deposited for safekeeping to American Stock Transfer & Trust Company, LLC as custodian for you and credit to your Plan account. Thereafter, we will treat such shares of Common Stock in the same manner as shares of Common Stock purchased under the Plan and credited to your accounts. We will pay to you, or reinvest in shares of Common Stock in accordance with the reinvestment election designated on your Authorization Form, dividends paid on shares of Common Stock credited to your account that you deposited into the Plan for safekeeping.

23.	What reports and other information will you send to me?

You will receive a transaction confirmation after your optional cash payment has been converted to additional shares to be held in your Plan account.

You will also receive a quarterly year‑to‑date investment statement within 10 business days of the dividend payable date. The statement will reflect year‑to‑date transactions such as:

•	shares purchased with a dividend (reinvestment),

•	shares purchased with optional cash payments,

•	shares deposited for safekeeping,

•	shares transferred,

•	partial withdrawals, and

•	Plan termination.

Transaction confirmations for optional cash payments and quarterly year-to-date investment statements are also available online by accessing your account using the Internet at http://www.integrysgroup.com/investor by selecting “Stock Investment Plan” and “Access Your Account.”

The statements provide a continuous record of transactions and you should retain them for income tax purposes (see “Federal Income Tax Consequences” below). You will also receive copies of any amendments to the Plan Prospectus and will receive the same communications as any other shareholder, including notices of annual meetings and the availability of proxy statements and annual reports.

OTHER INFORMATION

24.	What happens if Integrys Energy Group issues a stock dividend, declares a stock split, or has a rights offering?

We will credit to your account any shares we distribute as a stock dividend on shares (including fractional shares) credited to your account under the Plan, or upon any split of such shares. We will mail directly to you stock dividends or splits distributed on all other shares held by you and registered in your own name. In a rights offering, we will base entitlement upon your total holdings, including those holdings credited to your account under the Plan. We will or the independent broker‑dealer will sell Common Stock purchase rights applicable to shares credited to your account under the Plan, credit the proceeds to your account under the Plan, and apply the proceeds to the purchase of shares during the next Investment Period.

If you wish to exercise, transfer, or sell the Common Stock purchase rights applicable to the shares credited to your account under the Plan, you must request, prior to the record date for the issuance of any such rights, that we transfer the whole shares credited to your account from the account and register them in your name.

25.	How will my shares be voted at meetings of shareholders?

Our transfer agent, or other independent agent as designated by us, will vote Plan shares in accordance with the voting instructions you provide. You can vote your shares as described in the proxy statement that you receive or will have access to. If you do not vote your shares, our transfer agent, or other independent agent as designated by us, will not vote the shares. Participants, trustees, or administrators of our stock‑based employee benefit plans will vote shares held for the stock‑based employee benefit plans in accordance with the terms of the plans.

26.	What is the responsibility of Integrys Energy Group under the Plan?

In administering the Plan, neither we, our transfer agent, the independent broker‑dealer, nor any agent or affiliate of either of them will be liable for any act done in good faith, or for any good faith omission to act, including without limitation, any claim of liability arising out of failure to terminate your account upon your death prior to the receipt of notice in writing of such death. However, this provision does not extend to liability resulting from violation of the federal securities laws.

You should recognize that neither we, our transfer agent, nor the independent broker‑dealer can assure you of a profit or protect you against a loss on shares purchased under the Plan.

27.	Who interprets and regulates the Plan?

We have the sole right to interpret and regulate the Plan.

28.	Can you suspend, modify, or terminate the Plan?

We have the right to suspend, modify, or terminate the Plan at any time. We will provide notice on our website of any suspension, material modification, or termination of the Plan. In the event of termination of the Plan, whole shares of Common Stock credited to your account will be moved to a book-entry account in the direct registration system unless a certificate is requested, and a cash payment will be made for any fractional share interest credited to your account. The cash payment for any fractional share will be based on the average of the high and low prices of our Common Stock reported in New York Stock Exchange composite transactions on the next day on which the Common Stock trades on the Exchange following the date of termination of the Plan.

29.	Will my shares be subject to further calls or to assessment?

The shares of our Common Stock that we are offering pursuant to this prospectus will, upon payment of the purchase price, be fully paid and nonassessable, except with respect to wage claims of, or other debts owing to, our employees for services performed, but not exceeding six months’ service in any one case, as provided in former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. As of the date of this prospectus, there are no material employment claims outstanding against us.

FEDERAL INCOME TAX CONSEQUENCES

This is a summary of the tax consequences related to the Plan. Tax consequences may differ among participants in the Plan. You should discuss your specific tax situation regarding participation in the Plan with your tax advisor. Future legislative, administrative, or judicial changes could significantly alter the tax treatment.

In general, if you reinvest your dividends in shares of our Common Stock, you will be treated for federal income tax purposes as having received a taxable dividend equal to the cash dividend reinvested. Your share of brokerage fees paid by us, if any, will be additional taxable income to you, and would also be included in your tax basis of your shares.

Shares of our Common Stock purchased with reinvested dividends will have a tax basis equal to the amount of dividends reinvested, increased by any brokerage fees reported as taxable income to the participant. The holding period for these shares begins on the day following the “transaction date.” The transaction date is the date all purchases are completed with respect to a particular Investment Period.

Shares purchased with optional cash payments have a tax basis equal to the amount of those payments, increased by the amount of brokerage fees, if any, reported as taxable income to the participant with respect to those shares. The holding period for the shares begins on the day following the transaction date.

You will not recognize any additional taxable income when you withdraw whole shares from your accounts. You will recognize a gain or loss when you sell or exchange whole shares acquired under the Plan either through the Plan at your request or after withdrawal. You will also recognize a gain or loss when you receive cash payments for fractional shares credited to your accounts upon withdrawal from or termination of the Plan. The amount of a gain or loss is the difference between the amount which you receive for your fractional shares and your tax basis. Such a gain or loss will generally be a capital gain or loss. The gain or loss will be treated as any other capital gain/loss to you.

If you are a foreign shareholder whose dividends are subject to United States income tax withholding or a domestic shareholder subject to backup tax withholding, we will deduct the tax required to be withheld from the amount of any cash dividend otherwise to be applied to the purchase of shares for your account under the Plan, and will apply the balance of the dividend to the purchase of shares. Since the withholding tax applies also to a dividend on shares credited to the Plan account, we will apply only the net dividend on shares to the purchase of additional stock. Regular statements sent to you will indicate the amount of tax withheld. Likewise, if you sell shares or terminate from the Plan and are subject to backup or other withholding, you will receive only the net proceeds from the sale or termination as required by the Internal Revenue Code and Internal Revenue Service regulations. We cannot refund withholding amounts.

PLAN OF DISTRIBUTION

We are offering our Common Stock pursuant to the Plan with this Prospectus. The terms of the Plan provide for the purchase of shares of our Common Stock, either newly issued shares or treasury shares, directly from us, or, at our option, by an independent broker‑dealer on the open market. As of the date of this Prospectus, we are issuing new shares of our Common Stock for purchase under the Plan. The Plan provides that we may not change our determination regarding the source of purchases of shares under the Plan more than once in any calendar quarter. The primary consideration in determining the source of shares of Common Stock to be used for purchases under the Plan is expected to be our desire or need to increase equity capital. If we do not desire or need to raise equity funds externally, we will have an independent broker‑dealer purchase shares of our Common Stock under the Plan in the open market, subject to the limitation on changing the source of shares of Common Stock.

We will pay all administrative costs and expenses associated with the Plan. We will pay all brokerage commissions and related service charges for shares of our Common Stock purchased in the open market. Participants will bear applicable taxes incurred on such commissions. There will be no brokerage commissions or related service charges for shares of our Common Stock purchased directly from us. Participants will bear the cost of brokerage commissions, related service charges, and any applicable taxes incurred on all sales of shares of our Common Stock made in the open market. We will include these costs as adjustments to sales and purchase prices.

IMPORTANT CONSIDERATIONS

We created the Stock Investment Plan to provide a useful service for our shareholders. We are not recommending that you buy or sell our Common Stock. You should use the Plan only after you have independently researched your investment decision.

The value of our Common Stock may go up or down from time to time. Neither the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, nor anyone else insures Plan accounts.

The Plan does not have any effect on our dividend policy, which is subject to the discretion of our board of directors. We make no representation as to the declaration of future dividends or the rate at which dividends may be paid, since they necessarily depend upon our future earnings, financial requirements, and other factors.

USE OF PROCEEDS

Since purchases of Common Stock under the Plan may be purchases of (1) newly issued shares of Common Stock, (2) shares of Common Stock held in treasury, or (3) shares of Common Stock purchased in the open market, we do not know the number of shares of Common Stock, if any, that we ultimately will sell under the Plan. We will not receive any proceeds from the sale of shares under the Plan that are acquired on the open market. Proceeds from sales of newly issued or treasury shares of Common Stock will be used for general corporate purposes, including, without limitation:

(1) the redemption, repayment, or retirement of our outstanding indebtedness or

(2) the advance or contribution of funds to one or more of our subsidiaries to be used for their general corporate purposes, including, without limitation:

(a)    the redemption, repayment, or retirement of indebtedness or

(b)    preferred stock of one or more of those
subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We also filed a Registration Statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this Prospectus. This Prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits to the registration statement. You may read and copy the registration statement and any other document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Commission’s website at http://www.sec.gov or on our website located at http://www.integrysgroup.com/investor.

The Securities and Exchange Commission allows us to “incorporate by reference” into this Prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

1.    Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed on May 5, 2015;

2.    Annual Report on Form 10-K for the year ended December 31, 2014, which was filed on March 2, 2015; and

3.    Description of Common Stock contained in Registration Statement on Form 8-B filed on June 1, 1994.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Investor Relations
Integrys Energy Group, Inc.
200 East Randolph Street
Chicago, Illinois 60601
800-228-6888

A copy of these filings can also be requested through our website by selecting “Other Information” and “Information Request” or by sending an email to teginvestors@integrysgroup.com.

You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

LEGAL OPINION

Our counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 has rendered an opinion as to the validity of the shares of our Common Stock which we are offering pursuant to this Prospectus.

EXPERTS
The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from Integrys Energy Group, Inc.’s most recent Annual Report on Form 10‑K, and the effectiveness of Integrys Energy Group, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
The financial statements of American Transmission Company LLC incorporated by reference in this Prospectus, as they are filed as an Exhibit to our most recent Annual Report on Form 10‑K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Integrys Energy Group, Inc.

__________

SHAREHOLDER INQUIRIES

TRANSFER AGENT AND REGISTRAR

Mailing Address:
American Stock Transfer & Trust Company, LLC
Wall Street Station
P.O. Box 922
New York, NY 10269-0560

Telephone:
800-236-1551

Facsimile:
718-236-2641

Internet Address:
www.amstock.com

Electronic Mail Address:
info@amstock.com

Integrys Energy Group, Inc.
Mailing Address:
Investor Relations
Integrys Energy Group, Inc.
200 East Randolph Street
Chicago, IL 60601

Telephone:
800-228-6888

Facsimile:
312-228-5404

Internet Address:
www.integrysgroup.com

Electronic Mail Address:
teginvestors@integrysgroup.com